Exhibit 99.3

Postmedia Reports Fourth Quarter Results

October 22, 2015 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three months and year ended August 31, 2015. The results for the three months and year ended August 31, 2015 include the results of the English language newspapers and specialty publications, as well as digital properties, acquired from Quebecor Media Inc. on April 13, 2015 (the “Sun Acquisition”).

Fourth Quarter Operating Results

Net loss in the quarter ended August 31, 2015 was $54.1 million, as compared to $49.8 million for the same period in the prior year. The increase in net loss was primarily the result of an increase in non-cash losses on derivative financial instruments and non-cash foreign currency exchange losses related to the carrying value of the Company’s US dollar denominated debt, partially offset by a reduced operating loss and a recovery of income taxes.

Operating loss in the quarter was $5.7 million, as compared to $28.1 million for the same period in the prior year. The improvement over the loss in the prior year is primarily the result of operating income from the properties acquired in the Sun Acquisition and a decrease in depreciation expense.

Operating income before depreciation, amortization and restructuring of $22.3 million in the quarter represents an increase of $6.6 million relative to the same period in the prior year. Excluding the impact of the Sun Acquisition, operating income before depreciation, amortization and restructuring decreased $6.1 million for the quarter.

Revenue for the quarter was $230.2 million as compared to $146.8 million for the same period in the prior year, an increase of $83.4 million. Excluding the impact of the Sun Acquisition, revenue for the quarter was $133.8 million, a decrease of $13.0 million (8.8%) relative to the same period in the prior year. This decline was due to decreases in print advertising revenue of $10.2 million (13.7%), print circulation revenue of $2.3 million (4.8%) and digital revenue of $0.5 million (2.4%).

Total operating expenses excluding depreciation, amortization and restructuring increased $76.8 million for the quarter, relative to the same period in the prior year. Excluding the impact of the Sun Acquisition, total operating expenses excluding depreciation, amortization and restructuring decreased $6.9 million (5.2%). These expense decreases occurred in most operating expense categories including compensation, newsprint and distribution expenses. Production expenses increased as a result of outsourcing of the production of the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015.

Full Year Operating Results

Net loss in the year ended August 31, 2015 was $263.4 million, as compared to $107.5 million in the prior year. The increase in net loss was primarily the result of a $153.0 million non-cash impairment charge and an increase in non-cash foreign currency exchange losses related to the carrying value of the Company’s US dollar denominated debt, partially offset by net income from the properties acquired in the Sun Acquisition and a recovery of income taxes.

The operating loss was $148.4 million for the year ended August 31, 2015, as compared to $35.5 million in the prior year. The increase in operating loss was primarily the result of a $153.0 million non-cash impairment charge partially offset by operating income from the properties acquired in the Sun Acquisition.

Operating income before depreciation, amortization, impairment and restructuring was $111.4 million, an increase of $1.9 million (1.7%) relative to the prior year. Excluding the impact of the Sun Acquisition, operating income before depreciation, amortization, impairment and restructuring decreased $19.1 million (17.4%) for the year ended August 31, 2015. This decrease relates to decreases in revenue of $77.6 million, partially offset by decreases in operating expenses of $58.5 million which includes a compensation expense recovery totalling $17.3 million related to the Company’s Ontario Interactive Digital Media Tax Credit claim.

Revenue for the year ended August 31, 2015 was $750.3 million as compared to $674.3 in the prior year, an increase of $76.0 million (11.3%). Excluding the impact of the Sun Acquisition, revenue decreased $77.6 million (11.5%) for the year ended August 31, 2015. This decline was due to decreases in print advertising revenue of $67.2 million (17.9%), print circulation revenue of $9.7 million (5.0%) and digital revenue of $1.3 million (1.5%).

Total operating expenses excluding depreciation, amortization, impairment and restructuring increased $74.1 million (13.1%) for the year ended August 31, 2015, as compared to the prior year. Excluding the impact of the Sun Acquisition and the recovery of $17.3 million relating to the Ontario Interactive Digital Media Tax Credit, total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $41.2 million (7.3%). These expense decreases occurred in most operating expense categories including compensation, newsprint and distribution expenses. Production expenses increased as a result of outsourcing of the production of the Calgary Herald in November 2013, the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015.

During the year ended August 31, 2015, the Company recorded impairments totaling $153.0 million. This total includes $150.7 million related to goodwill and intangible assets and $2.3 million related to assets held-for-sale.

Business Transformation Initiatives

In July 2015, the Company announced it would undertake cost reduction initiatives targeted to deliver $50 million in operating cost savings by the end of fiscal 2017. During the three months ended August 31, 2015 the Company implemented initiatives which are expected to result in approximately $14.0 million in net annualized cost savings.

Debt Repayment

During the year ended August 31, 2015, the Company made mandatory principal repayments of $16.0 million in accordance with terms of the Company’s First-Lien Notes indenture.

Subsequent Events

Subsequent to August 31, 2015, a total of $6.5 million aggregate principal amount of First-Lien Notes were tendered for repurchase with the proceeds from the sale of the Vancouver newspapers' production facility.

The Company’s senior secured asset-based revolving credit facility (“ABL Facility”) matured on October 16, 2015 and was not replaced. The Company expects to be able to adequately fund future obligations without the use of this type of financing.

Management Commentary

“This has been a year of tremendous transformation at Postmedia,” said Paul Godfrey, President and Chief Executive Officer. “Since the acquisition of our new Sun Media brands the integration process has accelerated within our expanded Postmedia team. While we continue to face the significant challenges to our traditional business model, the year ahead will see us leveraging our new scale and launching expanded product and service offerings to Canadian audiences and marketers.”

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information

Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., a Canadian newsmedia company representing more than 200 brands across multiple print, online, and mobile platforms. Award-winning journalists and innovative product development teams bring engaging content to millions of people every week whenever and wherever they want it. This exceptional content, reach and scope offers advertisers and marketers compelling solutions to effectively reach target audiences. For more information, visit www.postmedia.com.

Forward-Looking Information

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the implementation and results of the Company’s transformation initiatives, the realization of anticipated cost savings, the impact of the Company’s organizational redesign, the ability to fund future obligations without the use of  ABL Facility type financing, and the ability of the Company to leverage future opportunities. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the risks associated with the possible failure to realize the anticipated synergies in integrating the operations of the Sun Media publications with the operations of Postmedia; competition from other newspapers and alternative forms of media; the effect of industry conditions and economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labour disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact

Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact

Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	For the three months ended August 31,		For the year ended August 31,
	2015	2014	2015	2014

Revenues
Print advertising	123,870	74,192	404,685	375,457
Print circulation	69,980	48,009	221,969	194,176
Digital	27,033	20,266	97,669	88,023
Other	9,349	4,337	25,960	16,599
Total revenues	230,232	146,804	750,283	674,255
Expenses
Compensation	92,140	62,587	293,326	281,085
Newsprint	13,539	6,660	37,015	30,770
Distribution	42,302	24,804	122,863	101,794
Production	19,063	9,383	58,908	37,671
Other operating	40,880	27,669	126,759	113,430
Operating income before depreciation, amortization, impairment and restructuring	22,308	15,701	111,412	109,505
Depreciation	5,782	26,332	31,957	66,646
Amortization	10,847	9,527	40,146	39,080
Impairments	-	-	153,043	-
Restructuring and other items	11,349	7,934	34,622	39,285
Operating loss	(5,670)	(28,092)	(148,356)	(35,506)
Interest expense	18,821	14,777	69,157	61,914
Net financing expense related to employee benefit plans	1,405	1,404	5,577	5,617
Gain on disposal of property and equipment and asset held-for-sale	(411)	(26)	(1,157)	(257)
(Gain) loss on derivative financial instruments	21,901	2,420	18,389	(1,590)
Foreign currency exchange losses	19,387	3,094	61,764	6,271
Loss before income taxes	(66,773)	(49,761)	(302,086)	(107,461)
Recovery of income taxes	(12,681)	-	(38,681)	-
Net loss attributable to equity holders of the Company	(54,092)	(49,761)	(263,405)	(107,461)

Loss per share attributable to equity holders of the Company
Basic	$(0.19)	$(1.24)	$(1.98)	$(2.67)
Diluted	$(0.19)	$(1.24)	$(1.98)	$(2.67)

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at August 31, 2015	As at August 31, 2014

Assets
Current Assets
Cash	43,813	30,490
Restricted cash	25,373	-
Accounts receivable	99,548	64,871
Income taxes receivable	3,700	-
Inventory	6,879	2,294
Prepaid expenses and other assets	12,314	9,888
Total current assets	191,627	107,543
Non-Current Assets
Property and equipment	274,511	155,007
Asset held-for-sale	-	22,246
Derivative financial instruments	2,093	18,392
Other assets	3,998	17
Intangible assets	313,394	287,789
Goodwill	88,474	149,600
Total assets	874,097	740,594

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	87,083	59,073
Provisions	18,546	15,629
Deferred revenue	37,410	24,176
Current portion of long-term debt	25,996	12,500
Total current liabilities	169,035	111,378
Non-Current Liabilities
Long-term debt	646,336	473,800
Employee benefit obligations and other liabilities	147,574	143,157
Provisions	442	634
Deferred income taxes	-	681
Total liabilities	963,387	729,650

Equity (Deficiency)
Capital stock	535,468	371,132
Contributed surplus	10,169	9,890
Deficit	(634,927)	(370,078)
Total equity (deficiency)	(89,290)	10,944
Total liabilities and equity (deficiency)	874,097	740,594

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

(In thousands of Canadian dollars)	For the three months ended August 31,		For the year ended August 31,
	2015	2014	2015	2014

Cash Generated (Utilized) by:
Operating Activities
Net loss attributable to equity holders of the Company	(54,092)	(49,761)	(263,405)	(107,461)
Items not affecting cash:
Depreciation	5,782	26,332	31,957	66,646
Amortization	10,847	9,527	40,146	39,080
Impairments	-	-	153,043	-
(Gain) loss on derivative financial instruments	21,901	2,420	18,389	(1,590)
Non-cash interest	1,260	1,111	3,905	5,587
Gain on disposal of property and equipment and asset held-for-sale	(411)	(26)	(1,157)	(257)
Non-cash foreign currency exchange losses	19,382	3,144	61,494	6,323
Share-based compensation plans and other long-term incentive plan expense	(153)	324	102	1,376
Recovery of deferred income taxes	(12,681)	-	(38,681)	-
Net financing expense relating to employee benefit plans	1,405	1,404	5,577	5,617
Employee benefit funding in excess of compensation expense	(2,003)	(2,440)	(2,573)	(7,151)
Settlement of foreign currency interest rate swap designated as a cash flow hedge	-	6,149	-	6,149
Net change in non-cash operating accounts	4,369	(14,768)	17,185	907
Cash flows from (used in) operating activities	(4,394)	(16,584)	25,982	15,226

Investing Activities
Net proceeds from the sale of property and equipment and asset held-for-sale	25,104	27	38,319	306
Purchases of property and equipment	(1,317)	(1,247)	(4,206)	(10,245)
Purchases of intangible assets	(192)	(289)	(753)	(3,109)
Acquisition, net of cash acquired	27	-	(303,458)	-
Cash flows from (used in) investing activities	23,622	(1,509)	(270,098)	(13,048)

Financing activities
Proceeds from issuance of long-term debt	-	-	140,000	-
Proceeds from issuance of shares	-	-	173,500	-
Repayment of long-term debt	-	-	(15,983)	(12,500)
Restricted cash	(25,373)	-	(25,373)	-
Debt issuance costs	(310)	-	(5,541)	-
Share issuance costs	(26)	-	(9,164)	-
Cash flow from (used in) financing activities	(25,709)	-	257,439	(12,500)

Net change in cash for the period	(6,481)	(18,093)	13,323	(10,322)
Cash at beginning of period	50,294	48,583	30,490	40,812
Cash at end of period	43,813	30,490	43,813	30,490

Supplemental disclosure of operating cash flows
Interest paid	21,250	19,249	62,688	57,236
Income taxes paid	47	-	47	-